Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, N.Y. 10017-3954

December 11, 2012

VIA EDGAR TRANSMISSION

Ms. Pamela A. Long

Mr. Craig E. Slivka

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:                             Sealy Corporation

Form 10-Q for the Quarterly Period Ended August 26, 2012

Filed September 28, 2012

File No. 001-08738

Dear Ms. Long and Mr. Slivka:

On behalf of Sealy Corporation (the “Company”), we hereby submit the Company’s response to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 26, 2012 (the “Comment Letter”), relating to the Form 10-Q for the Quarterly Period Ended August 26, 2012 filed by the Company on September 28, 2012 (the “10-Q”).  For your convenience, the numbered paragraph of this letter corresponds to the numbered paragraph of the Comment Letter.  To assist your review, we have retyped the text of the Staff’s comments in italics below.

Form 10-Q for the Period Ended August 26, 2012

Note 11: Derivative Instruments and Hedging Strategies, page 19

22.            Please tell us how you determined that the fair value of the contingent redemption feature associated with your Senior Notes and Senior Subordinated

Notes was immaterial as of August 27, 2012.  In doing so, please also tell us how you concluded that the probability of the contingent events requiring redemption was low as of August 27, 2012 considering your September 26, 2012 announcement of a Merger Agreement with Tempur-Pedic International, Inc.

The note indentures governing the Company’s Senior Notes and Senior Subordinated Notes (collectively, the “Notes”) contain provisions through which upon a change of control the Company is required to make an offer to purchase all of the outstanding notes pursuant to a “change of control offer” for a price in cash equal to 101% of the aggregate principal amount plus accrued and unpaid interest (the “Contingent Redemption Feature”).

Upon issuance of the Senior Notes in 2009, the Company concluded that the Contingent Redemption Feature should be bifurcated from the Notes because such embedded derivative’s economic characteristics and risk were not clearly and closely related to those of the host contract based on the guidance in ASC 815-15-25-42 and ASC 815-15-25-26.  We reached this conclusion because we believed the provisions in paragraph 815-15-25-26 were applicable to contingently exercisable put and call options in debt securities.  We however concluded that the fair value of the Contingent Redemption Feature was immaterial at all times because the probability of a change in control at that time was extremely remote.

Upon receipt of your comment, we supplementally reviewed the provisions of ASC 815-15-25-42 as amended by ASU 2010-08, and concluded that the economic characteristics and risks of the Contingent Redemption Feature are clearly and closely related to the debt host.  This conclusion was based on the following:  1) the amount to be paid to holders upon a change of control is not based upon changes in an index or an underlying other than interest rates or credit risk, but instead are based upon a fixed amount; and 2) the debt was not issued at a substantial discount or premium as the Senior Notes were issued at 95.976% of par and the Senior Subordinated Notes were issued at par.  Additionally, the ASU clarified that the guidance in ASC 815-15-25-26 is only applicable to embedded features that do not contain any underlyings other than an interest rate or interest rate index.  Therefore this guidance no longer applied to the Contingent Redemption Feature because the occurrence or nonoccurrence of the change of control represents an underlying which is not an interest rate or interest rate index.  Accordingly, we were no longer required to bifurcate the Contingent Redemption Feature from the notes upon adoption on November 29, 2010.

As such, our disclosure surrounding the requirement to bifurcate and separately value the embedded derivative in our notes was no longer required upon the adoption of the ASU.  However, we do not believe that having included this disclosure had a material effect on the consolidated financial statements of the Company presented for such periods.  This conclusion is based on the fact that the amounts presented in the financial statements are accurate as the fair value of the contingent redemption option was considered to be de minimis in all prior periods presented.  We will modify our disclosures in future filings to remove the disclosure surrounding the requirement to bifurcate this derivative in light of the above conclusions.

Company Acknowledgment

The Company hereby acknowledges that:

•                       the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                       staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                       the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your assistance in this matter.  Please do not hesitate to call me at (212) 455-2772 with any questions or further comments you may have regarding this letter or if you wish to discuss our responses to the Comment Letter.

Very truly yours,

/s/ Sean Rodgers, Esq.

Sean Rodgers, Esq.